January 26, 2010

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: John P. Lucas

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated December 22, 2009, regarding
Timberline Resources Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed December 9, 2009
File No. 333-162631

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the December 22, 2009 letter regarding the above-referenced amendment No. 2 to Form S-3 (File No. 333-162631) for the Company (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosure in the Registration Statement.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

January 26, 2010

General

Staff Comment No. 1.

We note that your registration statement incorporates by reference your annual report on Form 10-K for the fiscal year ended September 30, 2009.  We also note that your annual report on Form 10-K incorporates disclosure regarding your officers and directors by reference to your proxy statement for your 2010 annual meeting of shareholders, and that such proxy statement has not been filed.  Before your registration statement is declared effective, you must either file the definitive proxy statement or include the officer and director information in an amendment to your annual report on Form 10-K.

Company Response:

The Company has filed its definitive proxy statement on January 25, 2010, which incorporates disclosure regarding the Company’s officers and directors.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources Corp.

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer